UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

ASSURANCEAMERICA CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share Series A Convertible Preferred Stock
(Title of Class of Securities)

Common Stock: 04621M102 Series A Convertible Preferred Stock: none
(CUSIP Number)

J. Wesley Grace Heritage Capital Advisors, LLC 5100 Poplar Avenue, Suite 2121 Memphis, Tennessee 38137 (901) 322-3906
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	Common Stock: 04621M102 Series A Convertible Preferred Stock: none

1.	Names of Reporting Persons. Heritage Fund Advisors, LLC I.R.S. Identification Nos. of above persons (entities only): 01-0554899
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Georgia
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:     10,920,000 shares of Common Stock *
1,092,000 shares of Series A Convertible Preferred Stock

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:   10,920,000 shares of Common Stock *
1,092,000 shares of Series A Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,920,000 shares of Common Stock *, 1,092,000 shares of Series A Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.3% of Common Stock 86.3% of Series A Convertible Preferred Stock
14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

* The reported beneficial ownership of shares of the Issuer’s Common Stock reflects ownership of 1,092,000 shares of the Issuer’s Series A Convertible Preferred Stock, which are convertible into 10,920,000 shares of the Issuer’s common stock, and, prior to conversion, possess the same voting rights as the Common Stock, on an as-converted basis.

Cusip No.	Common Stock: 04621M102 Series A Convertible Preferred Stock: none

1.	Names of Reporting Persons. Heritage Assurance Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): 20-1168762
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Georgia
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:     10,920,000 shares of Common Stock *
1,092,000 shares of Series A Convertible Preferred Stock

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:   10,920,000 shares of Common Stock *
1,092,000 shares of Series A Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,920,000 shares of Common Stock *, 1,092,000 shares of Series A Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.3% of Common Stock 86.3% of Series A Convertible Preferred Stock
14.	Type of Reporting Person (See Instructions): PN

* The reported beneficial ownership of shares of the Issuer’s Common Stock reflects ownership of 1,092,000 shares of the Issuer’s Series A Convertible Preferred Stock, which are convertible into 10,920,000 shares of the Issuer’s common stock, and, prior to conversion, possess the same voting rights as the Common Stock, on an as-converted basis.

Cusip No.	Common Stock: 04621M102 Series A Convertible Preferred Stock: none

1.	Names of Reporting Persons. Heritage Financial Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): 01-0554928
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Georgia
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:     10,920,000 shares of Common Stock *
1,092,000 shares of Series A Convertible Preferred Stock

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:   10,920,000 shares of Common Stock *
1,092,000 shares of Series A Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,920,000 shares of Common Stock *, 1,092,000 shares of Series A Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.3% of Common Stock 86.3% of Series A Convertible Preferred Stock
14.	Type of Reporting Person (See Instructions): PN

* The reported beneficial ownership of shares of the Issuer’s Common Stock reflects ownership of 1,092,000 shares of the Issuer’s Series A Convertible Preferred Stock, which are convertible into 10,920,000 shares of the Issuer’s common stock, and, prior to conversion, possess the same voting rights as the Common Stock, on an as-converted basis.

Cusip No.	Common Stock: 04621M102 Series A Convertible Preferred Stock: none

1.	Names of Reporting Persons. John F. Ray I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Georgia
Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power:  0

8. Shared Voting Power:     10,920,000 shares of Common Stock * #
1,092,000 shares of Series A Convertible Preferred Stock #

9. Sole Dispositive Power:  0

10. Shared Dispositive Power:   10,920,000 shares of Common Stock *  #
1,092,000 shares of Series A Convertible Preferred Stock #

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (beneficial ownership of all shares is disclaimed)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13.	Percent of Class Represented by Amount in Row (11): 0% of Common Stock 0% of Series A Convertible Preferred Stock
14.	Type of Reporting Person (See Instructions): IN

* The reported beneficial ownership of shares of the Issuer’s Common Stock reflects ownership of 1,092,000 shares of the Issuer’s Series A Convertible Preferred Stock, which are convertible into 10,920,000 shares of the Issuer’s common stock, and, prior to conversion, possess the same voting rights as the Common Stock, on an as-converted basis.

# The reporting person disclaims beneficial ownership of these shares.

Item 1.        Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, $0.01 par value (the “Common Stock”) and Series A Convertible Preferred Stock, no par value (the “Series A Preferred Stock”) of AssuranceAmerica Corporation, a Nevada corporation (the “Issuer”).

Each share of Series A Preferred Stock is convertible into the number of shares of Common Stock that results from dividing the per share “Conversion Value” by the per share “Conversion Price” in effect at the time of conversion. The number of shares of Common Stock into which a share of Series A Preferred Stock is convertible is referred to as the “Conversion Rate.” The per share Conversion Price of Series A Preferred Stock initially in effect is $0.50 and the per share Conversion Value of Series A Preferred Stock initially in effect is $5.00. The initial Conversion Price is subject to adjustment in the event of stock splits, stock combinations and certain issuances of capital stock for consideration per share less than the then-current Conversion Price.

The Series A Preferred Stock is convertible at the option of the Reporting Persons at any time into shares of the Common Stock. In addition, each share of Series A Preferred Stock will automatically convert into Common Stock on the second anniversary of the date on which such share was issued. Each share of Series A Preferred Stock will also automatically convert into Common Stock immediately prior to the closing of any public offering of any of the Issuer’s equity securities with aggregate proceeds to the Issuer, at the public offering price, of at least $20 million, before underwriting commissions and expenses, and at a per share price of at least three times the then-current Conversion Price.

The principal executive offices of the Issuer are located at 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328.

Item 2.        Identity and Background.

(a)        This Schedule 13D is being filed jointly by (i) Heritage Assurance Partners, L.P. (“HAP”), a Georgia limited partnership, (ii) Heritage Financial Partners, L.P. (“HFP”), a Georgia limited partnership, (iii) Heritage Fund Advisors, LLC, a Georgia limited liability company registered as an investment advisor under the laws of the State of Georgia (“HFA”), the general partner of HAP and HFP, and (iv) John F. Ray, the sole manager of HFA (“Ray” and, collectively with HAP, HFP and HFA, the “Reporting Persons”), to report their acquisition of the Series A Preferred Stock of the Issuer, and their indirect acquisition of Common Stock issuable upon conversion of the Series A Preferred Stock.

(b)        The address of the principal office of HAP, HFP and HFA, and the business address of Mr. Ray is 3353 Peachtree Road, N.E., Suite 1040, Atlanta, Georgia 30326.

(c)        The principal business of HFA is investment management, including the management of HAP and HFP. The principal business of Mr. Ray is acting as the sole manager of HFA.

(d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Ray is a citizen of the United States.

Item 3.        Source and Amount of Funds or Other Consideration.

On May 24, 2005, the Issuer issued 74,000 shares of Series A Preferred Stock to the Reporting Persons for a total investment of $370,000.

The funds to purchase the shares of Series A Preferred Stock were obtained from the working capital of HFP and HFA.

Item 4.        Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Series A Preferred Stock described in this Schedule 13D for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Series A Preferred Stock or Common Stock either in the open market or in private transactions, depending upon their evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Depending upon the factors noted above, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Series A Preferred Stock, and, indirectly, the Common Stock.

None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

Item 5.        Interest in Securities of the Issuer.

Beneficial Ownership Of Reporting Persons

The percentage of shares of Common Stock reported as owned, on an as-converted basis, by the Reporting Persons is based upon 62,345,540 shares of Common Stock outstanding as of May 5, 2005, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission for its fiscal quarter ended March 31, 2005 (including 11,920,000 shares of common stock into which the 1,192,000 shares of Series A Preferred Stock then outstanding were convertible) plus the 740,000 shares of common stock into which the 74,000 shares of Series A Preferred Stock issued to the Reporting Persons on May 24, 2005 are convertible, for a total of 63,085,540 shares of Common Stock outstanding as of May 24, 2005, on an as-converted basis.

The 1,092,000 shares of Series A Preferred Stock constitute approximately 86.3% of the shares of Series A Preferred Stock outstanding. The 10,920,000 shares of Common Stock constitute approximately 17.3% of the shares of Common Stock outstanding, on an as-converted basis. HAP, HFP and HFA share the power to vote and dispose of all of the shares.

Recent Transactions in the Issuer’s Securities

On April 11, 2005, the Issuer issued 342,000 shares of Series A Preferred Stock to the Reporting Persons in a private placement for a total investment of $1,710,000.

On May 4, 2005, the Issuer issued 250,000 shares of Series A Preferred Stock to the Reporting Persons in a private placement for a total investment of $1,250,000.

Other than the purchases of Series A Preferred Stock described above and in Item 3, none of the Reporting Persons has effected any transactions in the Series A Preferred Stock or Common Stock in the last sixty days.

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of July 26, 2005, by and among Heritage Fund Advisors, LLC; Heritage Assurance Partners, L.P.; Heritage Financial Partners, L.P.; and John F. Ray.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2005

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

HERITAGE FUND ADVISORS, LLC

By: /s/ J. Wesley Grace
Name: J. Wesley Grace
Title: Treasurer

HERITAGE ASSURANCE PARTNERS, L.P.

By: Heritage Fund Advisors, LLC, General Partner

By: /s/ J. Wesley Grace
Name: J. Wesley Grace
Title: Treasurer

HERITAGE FINANCIAL PARTNERS, L.P.

By: Heritage Fund Advisors, LLC, General Partner

By: /s/ J. Wesley Grace
Name: J. Wesley Grace
Title: Treasurer

/s/ John F. Ray
John F. Ray

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of July 26, 2005, by and among Heritage Fund Advisors, LLC; Heritage Assurance Partners, L.P.; Heritage Financial Partners, L.P.; and John F. Ray.

EXHIBIT 1

JOINT FILING AGREEMENT and POWER OF ATTORNEY

Pursuant to Rule 13d-1(k), the undersigned hereby agree that the attached Schedule 13D (including any amendments thereto) is filed on behalf of each of them.

Each of the undersigned hereby makes, constitutes, and appoints J. Wesley Grace and John F. Ray, and each of them acting alone, their true and lawful attorney-in-fact, with full power of substitution and resubstitution, for it in any and all capacities to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to this Schedule 13D, together with exhibits to any such amendments and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or said attorney-in-fact's substitute or substitutes may do or cause to be done by virtue hereof.

HERITAGE FUND ADVISORS, LLC

By: /s/ J. Wesley Grace
Name: J. Wesley Grace
Title: Treasurer

Date: July 26, 2005

HERITAGE ASSURANCE PARTNERS, L.P.

By: Heritage Fund Advisors, LLC, General Partner

By: /s/ J. Wesley Grace
Name: J. Wesley Grace
Title: Treasurer

Date: July 26, 2005

HERITAGE FINANCIAL PARTNERS, L.P.

By: Heritage Fund Advisors, LLC, General Partner

By: /s/ J. Wesley Grace
Name: J. Wesley Grace
Title: Treasurer

Date: July 26, 2005

/s/ John F. Ray
John F. Ray

Date: July 26, 2005